Exhibit 99.55

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

Energy Fuels Announces $22 Million Bought Deal

June 26, 2012

Toronto, Ontario

Energy Fuels Inc. (the "Company") (TSX:EFR) is pleased to announce that it has entered into an agreement with Dundee Securities Ltd. and Scotiabank as co-lead underwriters (the “Lead Underwriters”) on behalf of a syndicate of underwriters including National Bank Financial Inc., Haywood Securities Inc. and Versant Partners Inc. (the “Underwriters”) under which the Underwriters have agreed to purchase, on a bought deal basis, 22,000 floating-rate convertible unsecured subordinated debentures (the “Debentures”) at a price per Debenture of $1,000 for total gross proceeds of $22,000,000 (the “Offering”). The Underwriters have been granted the option (the “Option”) to sell up to an additional 15% of the Offering, exercisable in whole or in part at any time up to 30 days following the closing of the Offering which is scheduled for on or about July 24, 2012 (the “Closing Date”).

The Debentures will mature on June 30, 2017 (the “Maturity Date”) and will bear interest, accruing, calculated and payable semi-annually in arrears on June 30 and December 31 of each year, at a fluctuating rate, of not less than 8.5% and not more than 13.5%, dependent on the simple average of the Ux Weekly Indicator (Spot Price) published by the Ux Consulting Company, LLC (the “UxC U308 Weekly Indicator Price”) during the applicable semi-annual period (or such shorter period of time, if applicable) according to the table below:

UxC U3O8 Weekly	Annual
Indicator Price (in US$)	Interest Rate
Up to $54.99	8.50%
$55.00 - $ 59.99	9.00%
$60.00 - $ 64.99	9.50%
$65.00 - $ 69.99	10.00%
$70.00 - $ 74.99	10.50%
$75.00 - $ 79.99	11.00%
$80.00 - $ 84.99	11.50%
$85.00 - $ 89.99	12.00%
$90.00 - $ 94.99	12.50%
$95.00 - $ 99.99	13.00%
$100 and above	13.50%

The first interest payment date is December 31, 2012, and will consist of interest accrued from and including the Closing Date calculated in accordance with the above table based on the simple average of the UxC U308 Weekly Indicator Price during the stub interest payment period.

The Debentures will be convertible at the holder’s option into common shares (“Common Shares”) of the Company at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date fixed for redemption of the Debentures at a conversion price of $0.30 per Common Share (the “Conversion Price”), being a ratio of 3,333.33 Common Shares per $1,000 principal amount of Debentures.

The Debentures will rank subordinate in right of payment of principal and interest to all present and future senior obligations of the Company and will rank pari-passu to all present and future unsecured indebtedness.

The Debentures will be offered by way of a short form prospectus in all provinces in Canada. The Company agrees that the Underwriters may distribute the Debentures in the United States by private placement to “qualified institutional buyers” as defined in Rule 144A, and such other jurisdictions as may be agreed upon by the Company and the Underwriters.

The Company intends to use the net proceeds of the Offering for mine development of the Company’s existing properties, permitting of the Sheep Mountain Project, and working capital.

About Energy Fuels

Energy Fuels Inc. is a uranium and vanadium mineral development company. The Company recently acquired Titan Uranium Inc., including the Sheep Mountain Project in the Crooks Gap District of Wyoming. The Company is in the process of acquiring the U.S. mining division of Denison Mines Corp. which is anticipated to close on June 29, 2012.

With about 61,000 acres of highly prospective uranium and vanadium properties located in the states of Colorado, Utah, Arizona, Wyoming, and New Mexico, and exploration properties in Saskatchewan's Athabasca Basin totalling approximately 32,000 additional acres, the Company has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned subsidiaries, Energy Fuels Resources Corporation, Titan Uranium Inc., and Magnum Uranium Corp., has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals based in Lakewood and Naturita, Colorado and Kanab, Utah.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the Arrangement Agreement and completion of the Transaction between Energy Fuels and Denison and any other statements regarding Energy Fuels' and Denison's future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' and Denison's ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the parties' ability to consummate the Transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the Transaction may not be obtained on the terms expected or on the anticipated schedule; the parties' ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction; the volatility of the international marketplace; and other risk factors as described in Energy Fuels' and Denison's most recent annual information forms and annual and quarterly financial reports.

Energy Fuels and Denison assume no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' and Denison's respective filings with the various provincial securities commissions which are available online at www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of each of Energy Fuels and Denison relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

This news release and the information contained herein does not constitute an offer of securities for sale in the United Sates. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Stephen P. Antony
President & CEO
(303) 974-2140
s.antony@energyfuels.com
www.energyfuels.com